UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Interlink Electronics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

458751104

(CUSIP Number)

Mr. George Lee	with a copy to:
General Counsel	John D. Hogoboom, Esq.
Greenway Capital	Lowenstein Sandler PC
300 Crescent Court, Ste. 1111	65 Livingston Avenue
Dallas, Texas 75201	Roseland, New Jersey 07068
(214) 756-6040	(973) 597-2500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BC Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,458,215[1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,458,215[1]

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,215[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 10.6%[2]

14.	Type of Reporting Person (See Instructions) HC/CO

_______________________
1  Reflects 1,458,215 shares of common stock of Interlink Electronics, Inc. (“Interlink” or the “Issuer”) beneficially owned by SRB Management, L.P. Because BC Advisors, LLC, as general partner, has sole investment and voting power over SRB Management, L.P.’s security holdings, BC Advisors, LLC may be deemed to have beneficial ownership of these shares.

2 Based on 13,749,310 shares of common stock of the Issuer issued and outstanding as of May 7, 2007, as reported by the Issuer in Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2007.

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,458,215[3]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,458,215[3]

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,215[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 10.6%[2]

14.	Type of Reporting Person (See Instructions) IA/PN

________________________
3  Includes 149,700 shares of Common Stock owned by SRB Greenway Capital, L.P., 1,248,415 shares of Common Stock owned by SRB Greenway Capital (QP), L.P., and 60,100 shares of Common Stock owned by SRB Greenway Offshore Operating Fund, L.P. Because SRB Management, L.P. is the investment adviser to and general partner of each of SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P., and SRB Greenway Offshore Operating Fund, L.P. and controls their voting and investment decisions, SRB Management, L.P. may be deemed to have beneficial ownership of these shares.

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven R. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,458,215[4]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,458,215[4]

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,215[4]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 10.6%[2]

14.	Type of Reporting Person (See Instructions) IN

________________________
4  Because BC Advisors, LLC has sole voting and investment power over SRB Management, L.P.’s security holdings and Mr. Becker, in his role as sole manager of BC Advisors, LLC, controls its voting and investment decisions, Mr. Becker may be deemed to have beneficial ownership of the 1,458,215 shares of Common Stock beneficially owned by SRB Management, L.P.

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Greenway Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 149,700

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 149,700

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Greenway Capital (Q.P.), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,248,415

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,248,415

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,248,415

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Greenway Offshore Operating Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 60,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

Item 5.            Interest in Securities of the Issuer.

Item 5 is hereby restated in its entirety as follows:

(a) As of May 11, 2007, SRBGC owns 149,700 shares of Common Stock, SRBQP owns 1,248,415 shares of Common Stock, and SRB Offshore owns 60,100 shares of Common Stock. SRB Management is the investment adviser to and general partner of each of SRBGC, SRBQP and SRB Offshore. Because BCA has sole voting and investment power over SRB Management’s security holdings, and Mr. Becker, in his role as the sole principal of BCA, controls its voting and investment decisions, each of SRB Management, BCA, and Mr. Becker may be deemed to have beneficial ownership of the 1,458,215 shares owned of record by SRBGC, SRBQP and SRB Offshore, which represent approximately 10.6% of the outstanding Common Stock.

All ownership percentages are based on 13,749,310 shares of Common Stock outstanding at April 26, 2007, as reported by the Issuer in Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2007.

(b) Mr. Becker has sole power to vote and dispose or direct the disposition of all shares held of record by SRBGC, SRBQP and SRB Offshore.

(c) Transactions effected in Common Stock that have taken place in the past sixty days are attached as Exhibit B, all of which were purchases effected in ordinary brokerage transactions.

(d) Not applicable.

(e) Not applicable.

Item 7.            Material to be Filed as Exhibits.

A. Joint Filing Agreement, dated May 15, 2007, entered into by and among BC Advisors, LLC, SRB Management, L.P., Steven R. Becker, SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P., and SRB Greenway Offshore Operating Fund, L.P.

B. Transactions in the past sixty days with respect to the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2007	BC ADVISORS, LLC

	By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
Steven R. Becker, Member

/s/ Steven R. Becker
Steven R. Becker

SRB GREENWAY CAPITAL, L.P.

By: SRB Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB GREENWAY CAPITAL (QP), L.P.

By: SRB Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB GREENWAY OFFSHORE OPERATING FUND, L.P.

By: SRB Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k), as promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Interlink Electronics, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of May 15, 2007.

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

/s/ Steven R. Becker
Steven R. Becker

SRB GREENWAY CAPITAL, L.P.

By: SRB Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB GREENWAY CAPITAL (QP), L.P.

By: SRB Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB GREENWAY OFFSHORE OPERATING FUND, L.P.

By: SRB Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

EXHIBIT B

Date	Amount	Price
March 14, 2007	11,800	$2.75
May 11, 2007	5,000	$2.05
May 11, 2007	7,500	$2.1033
May 11, 2007	2,500	$2.12
May 11, 2007	2,500	$2.14
May 11, 2007	2,500	$2.15
May 11, 2007	5,000	$2.20
May 11, 2007	10,000	$2.15
May 11, 2007	20,000	$2.10